FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 23 December 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HSBC Holdings plc

Purchase of 40 per cent interest in the capital of HSBC Salud (Argentina) S.A.
– Connected Transaction

HSBC Latin America BV, a subsidiary of HSBC Holdings plc, has acquired 40 per cent of the capital of HSBC Salud (Argentina) S.A. for US$30 million (HK$233.40 million) following the exercise of a Put option by New York Life Inc.

HSBC Latin America BV, a subsidiary of HSBC Holdings plc, has acquired 40 per cent of the capital of HSBC Salud (Argentina) S.A. ("HSBC Salud") for US$30 million (HK$233.40 million) as a consequence of the exercise on 18 December 2003 of a Put option by New York Life Inc. HSBC Salud is a medical insurance provider.

HSBC Salud was an indirectly 60 per cent owned subsidiary of HSBC Latin America B.V. which in turn is an indirectly wholly owned subsidiary of HSBC Holdings plc.

The Put option is part of an agreement with New York Life Inc. ("NYLI") dated 18 October 2000 and provides that NYLI may sell its 40 per cent interest in HSBC Salud prior to 30 September 2004 for a predetermined consideration of US$30 million. The Put option was granted to NYLI at the time it acquired its 40 per cent interest in HSBC Salud, and related to an extension of business between HSBC and NYLI into the healthcare market. The Put option was granted in case this did not in future satisfy NYLI’s worldwide strategy, and was granted on an arm’s length basis and on normal commercial terms. NYLI was a substantial shareholder of a non-wholly owned subsidiary of HSBC Holdings plc at that time. The consideration was within the de minimis exemption under Rule 14.25(1) of the Listing Rules.

The consideration of US$30 million (HK$233.40 million) in respect of the acquisition of 40 per cent of HSBC Salud is within the de minimis exemption under Rule 14.25(1) of the Listing Rules.

As the total consideration amount (being US$30 million (HK$233.40 million)) is within the de minimis exemption in respect of connected transactions under Rule 14.25(1) of the Listing Rules, details of the purchase of 40 per cent of HSBC Salud will be included in HSBC Holdings plc’s next published annual report and accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 18 December 2003.

Completion date: Completion took place on 18 December 2003.

Vendor: New York Life Inc.

Purchaser: HSBC Latin America BV

Assets to be acquired: 40 per cent of the share capital of HSBC Salud (Argentina) S.A.

Consideration: US$30 million. The consideration is determined by a Put option based on market conditions in 2000 under normal commercial terms which were negotiated on an arm’s length basis.

Payment terms: Payment will be made in cash on completion.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

22 December 2003

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 22, 2003